Exhibit 99.1

Golden Star Announces Changes to Executive Team

TORONTO, Oct. 26, 2021 /CNW/ - Golden Star Resources Ltd. (NYSE American: GSS) (TSX: GSC) (GSE: GSR) ("Golden Star" or the "Company") is pleased to announce that Ben Pullinger will join as Executive Vice President, Head of Discovery on November 1, 2021.

Ben holds over 15 years of experience in the gold sector, working across Africa, the Americas and Asia. He has been directly associated with a number of high-quality discoveries and has contributed to their advancement throughout his career. He joins the Company from the role of Senior Vice President, Geology & Corporate Development at Excellon Resources. Prior to that, he held the position of Vice President, Exploration at Roxgold.

Andrew Wray, Chief Executive Officer of Golden Star, commented:

"I am delighted to welcome Ben to the senior team at Golden Star. Ben's experience in managing exploration projects from an early stage through to production will see him play a key role in unlocking the value opportunity offered by the continued expansion of the Wassa ore body, both in the current mine and the wider regional targets where we are exploring for standalone orebodies. Ben is also well placed to assist in the advancement of our growth strategy as we look to expand the business outside of Wassa.

Ben will work through a transition period with Mitch Wasel, Vice President Exploration, who will be retiring later this year after nearly 29 years' service with the Company. I would like to thank Mitch for the role he has played, particularly as regards the discovery and delineation of the Wassa underground orebody which now totals three million ounces of measured and indicated resources and 7.7 million ounces of inferred resource, and wish him all the best in his retirement."

Company Profile:

Golden Star is an established gold mining company that owns and operates the Wassa underground mine in the Western Region of Ghana, West Africa.  Listed on the NYSE American, the Toronto Stock Exchange and the Ghanaian Stock Exchange, Golden Star is focused on delivering strong margins and free cash flow from the Wassa mine.  As the winner of the Prospectors & Developers Association of Canada 2018 Environmental and Social Responsibility Award, Golden Star remains committed to leaving a positive and sustainable legacy in its areas of operation.

Statements Regarding Forward-Looking Information

Some statements contained in this news release are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and "forward looking information" within the meaning of Canadian securities laws and include but are not limited to, statements and information regarding: the Company's ability to unlock the value opportunity offered by the continued expansion of the Wassa ore body in the current mine and the wider regional targets; and the Company's ability to advance its growth strategy and expand the business outside of Wassa. Generally, forward-looking information and statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases (including negative or grammatical variations) or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof. Investors are cautioned that forward-looking statements and information are inherently uncertain and involve risks, assumptions and uncertainties that could cause facts to differ materially. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Golden Star will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Forward-looking information and statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Golden Star to be materially different from those expressed or implied by such forward-looking information and statements, including but not limited to: gold price volatility; discrepancies between actual and estimated production; mineral reserves and resources and metallurgical recoveries; mining operational and development risks; liquidity risks; suppliers suspending or denying delivery of products or services; regulatory restrictions (including environmental regulatory restrictions and liability); actions by governmental authorities; the speculative nature of gold exploration; ore type; the global economic climate; share price volatility; foreign exchange rate fluctuations; risks related to streaming agreements and joint venture operations; the availability of capital on reasonable terms or at all; risks related to international operations, including economic and political instability in foreign jurisdictions in which Golden Star operates; risks related to current global financial conditions including financial and other risks resulting from the impact of the COVID-19 global pandemic; actual results of current exploration activities; environmental risks; future prices of gold; possible variations in mineral reserves and mineral resources, grade or recovery rates; mine development and operating risks; an inability to obtain power for operations on favorable terms or at all; mining plant or equipment breakdowns or failures; an inability to obtain products or services for operations or mine development from vendors and suppliers on reasonable terms, including pricing, or at all; public health pandemics such as COVID-19, including risks associated with reliance on suppliers, the cost, scheduling and timing of gold shipments, uncertainties relating to its ultimate spread, severity and duration, and related adverse effects on the global economy and financial markets; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; litigation risks; the quantum and timing of receipt of NSR payments and/or the Sulphides Contingent Payments from the sale by the Company of its interest in Bogoso-Prestea; and risks related to indebtedness and the service of such indebtedness. Although Golden Star has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information and statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that future developments affecting the Company will be those anticipated by management. Please refer to the discussion of these and other factors in Management's Discussion and Analysis of financial conditions and results of operations for the year ended December 31, 2020 and in our annual information form for the year ended December 31, 2020 as filed on SEDAR at www.sedar.com. The forecasts contained in this press release constitute management's current estimates, as of the date of this press release, with respect to the matters covered thereby. We expect that these estimates will change as new information is received. While we may elect to update these estimates at any time, we do not undertake any estimate at any particular time or in response to any particular event.

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SOURCE Golden Star Resources Ltd.

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%CIK: 0000903571

For further information: please visit www.gsr.com or contact: Michael Stoner, Investor Relations and Business Development, +44 020 8167 7000, investor@gsr.com

CO: Golden Star Resources Ltd.

CNW 07:30e 26-OCT-21